# Macellum
## CAPITAL MANAGEMENT

Retail and Consumer Sector Hedge Fund

# Citi Trends: The Case for Change

April 2017

- Any views expressed in this presentation represent the opinion of Macellum, whose analysis is based solely on publicly available information. No representation or warranty, express or implied, is made as to the accuracy or completeness of any information contained therein. Macellum expressly disclaim any and all liability based, in whole or in part, on such information, any errors therein or omissions therefrom. Macellum also reserve the right to modify or change their views or conclusions at any time in the future without notice.

- The information contained in this presentation does not recommend the purchase or sale of any security nor is it an offer to sell or a solicitation of an offer to buy any security. Furthermore, the information contained in the presentation is not intended to be, nor should it be construed or used as, investment, tax or legal advice. No representation or warranty is made that Macellum's investment processes or investment objectives will or are likely to be achieved or successful or that Macellum's investments will make any profit or will not sustain losses. Past performance is not indicative of future results.

- Nothing contained in the presentation should be taken as any form of commitment on the part of Macellum to take any action in connection with any particular security. Macellum and their respective affiliates are in the business of buying and selling securities. They have, and may in the future, buy, sell or change the form of their respective positions in any security for any or no reason whatsoever.

- Macellum have neither sought nor obtained the consent from any third party to use any statements or information contained in the presentation that have been obtained or derived from statements made or published by such third parties. Any such statements or information should not be viewed as indicating the support of such third parties for the views expressed herein.

# I. Executive Summary

**Macellum**
CAPITAL MANAGEMENT

- **Why We Are Here:**

  — Executive Chairman, R. Edward Anderson, and the Board's poor governance have led to significant value destruction and deteriorating operating results for an extended period of time and must be held accountable.

- **Who We Are:**

  — Macellum is a family of funds that exclusively focuses on the retail and consumer sectors.

  — Macellum beneficially owns approximately 3.9% of Citi Trends and has followed Citi Trends for past 8 years.

  — Macellum made numerous efforts to avoid a contested election but the Board would not constructively engage with us.

# Executive Summary – Value Destruction

Macellum CAPITAL MANAGEMENT

- **<u>Total stockholder returns DOWN significantly.</u>**
  - Since Mr. Anderson became Chairman of Citi Trends in May 2006 and held roles of Executive Chairman and CEO for over 10 years, the stock is **DOWN 66%** with S&P Retail Index **UP 201%[1].**
  - If you invested **$1.00** in Citi Trends when Mr. Anderson became Chairman, **you now have $0.34**.
- **<u>Material underperformance vs. worst-in-class proxy peer group.</u>**
  - Citi Trends down 66% with Company proxy peer group down 26% over the same period.
- **<u>Performance significantly worse than a more appropriate specialty apparel peer group[2].</u>**
  - More appropriate peer group is **up 190%** over the same period.
- **<u>Performance dramatically worse than comparable off-price peers[3].</u>**
  - Comparable off-price retailer peers are **up 765%** over the same period.
- **<u>Why is off-price different from the rest of retail?</u>**
  - Protected from declining mall traffic and internet incursion.

1: Through March 8, 2017 – One trading day prior to our public announcement of nomination of Directors.
2: More appropriate specialty apparel peer group – AEO, BIG, BURL, CHS, GPS, KATE, LB, LULU, OLLI, PLCE, ROST.
3: Comparable off-price peers – TJX, ROST.

# Executive Summary – Material Drop in Operating Results

CAPITAL MANAGEMENT

- **Since 2006, under Mr. Anderson as Chairman, CEO and Executive Chairman, operating performance has deteriorated significantly.  Mr. Hyatt joined the Board in November 2006.**

  — **Sales per square foot -** has fallen 23% from $156 in 2006 to $121 in 2016.

  — **EBIT margins -** fallen 487 basis points from 7.6% in 2006 to 2.7% in 2016.

  — **Inventory turns -** declined from 3.70x in 2006 to 3.15x in 2016.

  — **Return on capital -** fallen from 19% in 2006 to 6% in 2016.

  — **Adjusted EBITDA dollars -** declined 30% from its peak in 2010 of $52 million, to $36 million in 2016.

  — Recent results do not demonstrate the Company's strategy is working or demonstrate operating improvement or value creation.

| | 2006[1] | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 06-16 Delta |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Sales Per Sq. Ft** | **156** | **151** | **143** | **140** | **137** | **124** | **119** | **113** | **122** | **122** | **121** | **(36)** |
| % Change | - | (3.5%) | (5.2%) | (1.9%) | (2.5%) | (9.7%) | (3.5%) | (4.9%) | 7.4% | (0.0%) | (0.9%) | (23%) |
| | | | | | | | | | | | | |
| **EBIT ($MM)** | **28** | **19** | **23** | **29** | **29** | **(10)** | **(4)** | **(0)** | **13** | **23** | **19** | **(9)m** |
| % of Sales | 7.60% | 4.27% | 4.75% | 5.31% | 4.62% | (1.51%) | (0.56%) | (0.06%) | 1.92% | 3.41% | 2.73% | (487)bps |
| | | | | | | | | | | | | |
| **EBITDA ($MM)** | **36.6** | **31.3** | **39.4** | **47.8** | **52.0** | **13.5** | **20.3** | **21.6** | **31.4** | **42.8** | **36.3** | **(0)m** |
| % of Sales | 9.84% | 7.15% | 8.07% | 8.66% | 8.35% | 2.10% | 3.11% | 3.47% | 4.68% | 6.26% | 5.23% | (461)bps |

Source:  Bloomberg Finance L.P., Company public filings; Macellum estimates.
1: Adjusted for 53rd week.

# Executive Summary – Poor and Self-Serving Governance

- **Board failed at its most important duties many times – to attract and retain qualified CEOs and plan for CEO succession.**

- **Excessive compensation not linked to performance.**

  — Mr. Anderson, as CEO in 2014, was compensated $3mm to achieve lowest target in 7 years.

  — EBITDA targets declined by 20% over last 5 years.

- **Board's claims of success are substantially misleading investors.**

  — Cherry picks time frames for performance and peer group while ignoring most comparable companies.

  — Misleads investors about settlement discussion with Macellum.

- **Tenure clouds independence and Directors lack alignment.**

  — Messrs. Anderson and Hyatt are two of three longest serving directors, 16 and 10 years, respectively.

  — Independent directors have average tenure of 7 years and only own 0.68% of stock, largely acquired through stock awards.

- **Reactive vs. proactive** – Recent corporate governance changes are cosmetic. Company still has poor corporate governance (classified board, stockholders cannot act by written consent, 50% voting power required to call special meetings).

- **Board does not communicate with stockholders -** Press releases and calls are brief. No guidance or targets.

# Macellum Nominee are Highly Qualified

Macellum CAPITAL MANAGEMENT

- **Mr. Jonathan Duskin** – CEO and PM of Macellum Capital Management, a family of funds, that exclusively focuses on the retail sector.
  - — Monetized activist investments cumulatively returned 55.9% vs. SPX of 3.3%. Passive market neutral fund annualized 5.8% during its 4 year life vs. an annualized decline of (1.6)% for the HFRX index.
  - — Successful investor in retail and consumer sector for over 20 years focusing on active, private and passive investments with a concentration on turnarounds. Has followed Citi Trends for 8 years.
  - — Significant Board experience in both public and private companies in the industry. Substantial experience working with distressed, speculative and highly leveraged companies.
  - — Successful campaign at The Children's Place - awarded two board seats. From Macellum's initial involvement in March 2015, the company experienced a 78% increase in earnings per share and a 104% increase in its stock price. Estimates for 2017 now stand 117% higher than its 2015 results.
  - — Christopher and Banks - Shareholders voted in the 90% range for Mr. Duskin and 3 other new directors (of 7). Replaced CEO with former CEO that oversaw 212% gain in the stock during his tenure.
- **Mr. Paul Metcalf** - Will be a truly independent director with over 30 years of operating and merchandising experience.
  - — Significant executive and merchandising experience, with a proven record at Burlington Stores ("BURL") and TJX of driving long-term value.
  - — BURL – as Chief Merchant drove EBITDA from $311 million to $445 million and the stock price from $16 at the IPO to over $60 per share when he resigned.
  - — Previously served on the Board of Gabriel Brothers, Inc., a discount fashion retailer.

# Executive Summary – Create Material Value for Stockholders

Macellum
CAPITAL MANAGEMENT

- **With the right Board oversight and improved governance, there can be material upside for stockholders.**
  - With modest operational improvements, Citi Trends can deliver **EBITDA growth of up to 50%.**
  - With small changes to working capital management, Citi Trends can **generate an additional $50mm in cash**.
  - Closing the EBITDA valuation gap with comparable companies can move the stock price to **$35 or more.**

# II. Value Destruction Clear with Appropriate Peer Group

# Value Destruction – Significant Decline in Stock Price

Macellum
CAPITAL MANAGEMENT



$60
$50
$40
$30
$20
$10
$0
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
TSR DOWN 66% SINCE MR. ANDERSON STARTED AS CHAIRMAN
COMPARED TO RUSSELL 2000 UP 108%
1/1/2006
1/1/2007
1/1/2008
1/1/2009
1/1/2010
1/1/2011
1/1/2012
1/1/2013
1/1/2014
1/1/2015
1/1/2016
1/1/2017
Citi Trends
Russell 2000


Source: Bloomberg Finance L.P., Company public filings; Macellum estimates.

# Uses Low Point of Stock Price to Defend Performance

Macellum CAPITAL MANAGEMENT

**<u>"From January 1, 2012 - March 8, 2017, Citi Trends has delivered a total stockholder return of 99.1%" – Stockholder letter from Citi Trends dated 4/11/17.</u>**

- The Board selected one of the lowest points of the stock of the last 10 years to make their point.
- Stock was driven lower after suffering a significant decline in EBIT from $29 million in 2010 to negative $10 million and negative $4 million in 2011 and 2012, respectively.
- 

$30.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
1 / 1 / 12
12/31/2010
2/28/2011
4/30/2011
6/30/2011
8/31/2011
10/31/2011
12/31/2011
2/29/2012
4/30/2012
6/30/2012
8/31/2012
10/31/2012
12/31/2012
2/28/2013
4/30/2013
6/30/2013
8/31/2013
10/31/2013
12/31/2013
2/28/2014
4/30/2014
6/30/2014
8/31/2014
10/31/2014
12/31/2014
2/28/2015
4/30/2015
6/30/2015
8/31/2015
10/31/2015
12/31/2015
2/29/2016
4/30/2016
6/30/2016
8/31/2016
10/31/2016
12/31/2016
2/28/2017


Source: Bloomberg Finance L.P., Company public filings.

# Majority of Peers Not Relevant

- Citi Trends' proxy peer group is not designed to be an appropriate competitive basket for comparative purposes. A large number of Citi Trends' "peers" are not even specialty apparel retailers.

Citi Trends Proxy Peer Group

| | | |
|---|---|---|
| BKE | The Buckle, Inc. | Retailer of medium to better-priced casual apparel for young men and women. |
| BOOT | Boot Barn Holdings, Inc. | Lifestyle retail chain devoted to western and work-related footwear, apparel and accessories. |
| CATO | The Cato Corp. | The Cato concept seeks to offer quality fashion apparel and accessories at low prices, every day in junior/missy and plus sizes. |
| CBK | Christopher & Banks Corp. | Specialty retailer of women's clothing providing exclusive fashions under the CBK label. |
| DEST | Destination Maternity Corp. | Manufactures and retails maternity clothes. |
| DXLG | Destination XL Group, Inc. | Retails men's big and tall apparel. |
| FIVE | Five Below, Inc. | Offers products such as crafts, party, candy, sports, media, and seasonal products. |
| FRAN | Francesca's Holdings Corp. | Retails women's apparel products that cater to the 18-35 year-old fashion conscious female customers. |
| HIBB | Hibbett Sports, Inc. | Operates a chain of sporting goods stores in southeastern US. |
| NWY | New York & Company, Inc. | Specialty retailer of women's apparel products. Designs and sources its branded NWY merchandise. |
| SCVL | Shoe Carnival, Inc. | Retailer of family footwear. |
| SSI | Stage Stores, Inc. | Operate specialty department stores primarily in small and mid-sized towns and communities. |
| SMRT | Stein Mart, Inc. | Operates retail chain of stores located primarily in neighborhood shopping centers and metropolitan areas. |
| TLYS | Tilly's, Inc. | Operates specialty retail stores and a website that sells surf and skateboard product. |
| ZUMZ | Zumiez Inc. | Operates specialty retail stores of action sports related apparel, footwear, equipment and accessories. |

Source: Bloomberg Finance L.P., Company public filings.

# Board Ignores Closest Competitors for Peer Group

Macellum CAPITAL MANAGEMENT

- **In Citi Trends' own words, the best companies to compare Citi Trends' operating performance are off-price retailers.**
  - CTRN – "We are an off-price retailer of urban fashion apparel and accessories for the entire family." – Citi Trends' Form 10-K dated 4/3/17.

**"We're seeing what's going on in dd's and Ross and Gabriel Brothers and a lot of the other strong off-price competitors." – Mr. Mazzola, former CEO, conference call 8/15/12.**

**"Key initiative that you may or may not have heard from my comments is that shift to more off-price and closeout buying." - Mr. Anderson, Executive Chairman, conference call 3/9/12**

  - TJX – "Our T.J. Maxx and Marshalls chains in the United States (referred to together as The Marmaxx Group or Marmaxx) are collectively the largest off-price retailer in the United States with a total of 2,221 stores."
  - ROST – "Ross Stores, Inc. and its subsidiaries ("we" or the "Company") operate two brands of off-price retail apparel and home fashion stores—Ross Dress for Less® ("Ross") and dd's DISCOUNTS."
  - BURL – "We are a nationally recognized retailer of high-quality, branded apparel at everyday low prices. Our "open to buy" off-price model enables us to provide our customers with products that are nationally branded, fashionable, high quality and priced right."
  - OLLI – "Ollie's Bargain Outlet Holdings, Inc. is a highly differentiated and fast-growing, extreme value retailer of brand name merchandise at drastically reduced prices."

Company's Misstatements Regarding Competition


- **From the Company's own marketing presentation, TJX and ROST are primary competitors.**


Competition
CITITRENDS
T.J.maxx
you should go
ROSS
DRESS FOR LESS
Rainbow
WAL★MART
ALWAYS LOW PRICES.
Kmart
DOLLAR GENERAL
FAMILY DOLLAR
Focus on Urban Apparel
Brand / Fashion Orientation
Specialty Store Environment
Serve the Entire Family
9
CITITRENDS

Source: Citi Trends' March 2017 marketing presentation.

# Performance vs. Most Appropriate Competitors

Macellum
CAPITAL MANAGEMENT

- Citi Trends trades at 4.4x EBITDA compared to 11.2x, 10.7x and 10.2x BURL, ROST, and TJX , respectfully.



120
100
80
60
40
20
0
1/3/2006
1/3/2007
1/3/2008
1/3/2009
1/3/2010
1/3/2011
1/3/2012
1/3/2013
1/3/2014
1/3/2015
1/3/2016
1/3/2017
CTRN
TJX
ROST
BURL


Source: Bloomberg Finance L.P.

# Peer Selection Ignores Comparable Companies

Macellum CAPITAL MANAGEMENT

- **Ignoring comparable companies.**
  - Board appears to select poor performing companies while ignoring successful companies that actually operate in the same off-price, discount apparel retail space, to mask their underperformance.
    - **The Board eliminated ROST from their peer group in 2008**. Since then, ROST has outperformed Citi Trends by over 780%.
    - **BURL -** The Board chose not to add off-price retailer, BURL to their peer group when it went public in October 2013 with a $1.25 billion market capitalization.
      - BURL previously had gone private by Bain Capital in 2006 with a market capitalization of $2.1 billion, compared to Citi Trends' market capitalization at the same time of $515 million.
      - Today, BURL is worth over $6.5 billion, while Citi Trends' market capitalization is approximately $265 million.
    - **OLLI -** The Board also chose not to add another off-price, close-out retailer, OLLI when it went public in 2015 with a $935 million market capitalization.
      - Today, OLLI is valued at over $2.0 billion or more than a 100% return since its IPO verses a 30% decline for Citi Trends over the same period.

# More Appropriate Specialty Apparel Peers Outperform Citi Trends

Macellum
CAPITAL MANAGEMENT

- **Focusing on worst-in-class peers.**
  - The Board has selected a worst-in-class peer group. Citi Trends proxy peer group has no off-price retailers and few other specialty apparel companies an investor would consider peers.
  - We compiled and indexed the performance of companies that we believe provide greater transparency of the Company's overall performance.
  - The collective performance of our peer group is materially higher than Citi Trends' Proxy Peer Group.

| Macellum's Peer Group | | | | |
|---|---|---|---|---|
| Total Return | | | | |
| | 10 Year | 5 Year | 3 Year | 1 Year |
| AEO | 1 | 15 | 12 | (5) |
| BIG | 288 | 21 | 51 | 18 |
| BURL | na | na | 253 | 77 |
| CHS | (57) | (1) | (11) | 9 |
| GPS | 69 | 10 | (38) | (15) |
| KATE | (38) | 102 | (37) | 2 |
| LB | 285 | 45 | 1 | (39) |
| LULU | na | (7) | 34 | 6 |
| PLCE | 93 | 137 | 136 | 75 |
| ROST | 877 | 153 | 91 | 18 |
| AVERAGE | 190 | 53 | 49 | 15 |
| MEDIAN | 81 | 21 | 23 | 8 |

| Citi Trends Proxy Peer Group | | | | |
|---|---|---|---|---|
| Total Return | | | | |
| | 10 Year | 5 Year | 3 Year | 1 Year |
| BKE | 111 | (46) | (53) | (37) |
| BOOT | na | na | na | (5) |
| CATO | 55 | 8 | (14) | (35) |
| CBK | (94) | (35) | (79) | (23) |
| DEST | (55) | (68) | (81) | (43) |
| DXLG | (73) | (25) | (57) | (48) |
| FIVE | na | na | 1 | 2 |
| FRAN | na | (34) | (19) | (11) |
| HIBB | (7) | (45) | (52) | (24) |
| NWY | (85) | (31) | (48) | (11) |
| SCVL | 52 | 61 | (2) | 7 |
| SSI | (85) | (82) | (89) | (72) |
| SMRT | (64) | (18) | (67) | (62) |
| TLYS | na | na | (2) | 42 |
| ZUMZ | (36) | (34) | (13) | - |
| AVERAGE | (26) | (29) | (41) | (21) |
| MEDIAN | (55) | (34) | (50) | (23) |

Source: Bloomberg Finance L.P., Company public filings.

# III. Board Oversees Material Deterioration in Operating Results

# Sales Productivity and Operating Margins Decline

- **Self-inflicted mistakes overseen by Mr. Anderson and the Board cause operating performance to deteriorate significantly.**

  — Sales per square foot has fallen 23% from $156 in 2006 to $121 in 2016.

  — EBIT margins have fallen from 7.6% in 2006 to 2.7% in 2016.

  — Inventory turns have declined from 3.70x in 2006 to 3.15x in 2016.

  — Return on capital has fallen from 19% in 2006 to 6% in 2016.

  — Adjusted EBITDA dollars have declined 30% from its peak in 2010 of $52 million, to $36 million in 2016.

| | 2006 [1] | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | 06-16 Delta |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Sales Per Sq. Ft** | **156** | **151** | **143** | **140** | **137** | **124** | **119** | **113** | **122** | **122** | **121** | **(36)** |
| % Change | - | (3.5%) | (5.2%) | (1.9%) | (2.5%) | (9.7%) | (3.5%) | (4.9%) | 7.4% | (0.0%) | (0.9%) | (23%) |
| | | | | | | | | | | | | |
| **EBIT ($MM)** | **28** | **19** | **23** | **29** | **29** | **(10)** | **(4)** | **(0)** | **13** | **23** | **19** | **(9)m** |
| % of Sales | 7.60% | 4.27% | 4.75% | 5.31% | 4.62% | (1.51%) | (0.56%) | (0.06%) | 1.92% | 3.41% | 2.73% | (487)bps |
| | | | | | | | | | | | | |
| **EBITDA ($MM)** | **36.6** | **31.3** | **39.4** | **47.8** | **52.0** | **13.5** | **20.3** | **21.6** | **31.4** | **42.8** | **36.3** | **(0)m** |
| % of Sales | 9.84% | 7.15% | 8.07% | 8.66% | 8.35% | 2.10% | 3.11% | 3.47% | 4.68% | 6.26% | 5.23% | (461)bps |

Source:  Bloomberg Finance L.P., Company public filings.

# Material Drop in Results - Declining Sales

- **Merchandising mistakes under Mr. Anderson and the Board's direction caused sales per square foot to fall sharply.**



Sales Per Sq. Ft

Source: Bloomberg Finance L.P., Company public filings.
1: Adjusted for 53rd week.

# Material Drop in Results – Losing Sales to Competitors

- At the same time, comparable off-price retailers have experience material growth in same-store sales.



Source: Bloomberg Finance L.P., Company public filings.

- **Board's mistakes have led to a material drop in operating margins while the competition experienced a material expansion.**



Operating Margins

Operating Margins Comparable in 2006. CTRN Operating Margins > ROST in 2006

CTRN · TJX · ROST · BURL

Source: Bloomberg Finance L.P., Company public filings; Macellum estimates. 2006 CTRN operating margin adjusted for 53rd week.

# Merchandising Mistakes Cause Deterioration In Sales

- **Mistakes in merchandising drove the Company's key customer away.**

  — The Ladies category had a 36.8% comparable sales decline.

  — The drop in this category is largely responsible for the top line weakness experienced by the Company.

| | | | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | Cumulative Chg. |
|---|---|---|---|---|---|---|---|---|---|---|---|
| CitiTrends Ladies Comps | | | - | (5.2%) | (10.4%) | (15.1%) | (12.1%) | 2.4% | 0.8% | (3.5%) | (36.8%) |

Source: Bloomberg Finance L.P., Company public filings. Macellum estimates.

- **The Company dramatically reduced the amount of branded product purchased.**

  — Nationally recognized brands fell from 50% of the assortment to the low-20% range.

  — This resulted in a 23% decline in average selling price per unit.

  — The lower price mostly impacted the Ladies category.

| CitiTrends | | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | % Chg. |
|---|---|---|---|---|---|---|---|---|---|---|
| Average Selling Price (est.) | | $10.00 | $9.80 | $9.66 | $8.93 | $8.30 | $8.16 | $8.08 | $7.70 | |
| % Change | | - | (2.0%) | (1.4%) | (7.6%) | (7.0%) | (1.7%) | (1.1%) | (4.7%) | (23.0%) |

Source: Bloomberg Finance L.P., Company public filings. Macellum estimates.

# Board Oversees Deterioration in Inventory Turn

Macellum CAPITAL MANAGEMENT

- **Slow and declining inventory turns negatively impact results.**
  - Board allocates too much cash to slow and declining inventory turn.
  - Turns equal to competitors could result in an additional $60 million in cash.
  - Slow turn made the Company struggle to respond to changes in the fashion landscape.
    - For example, in Q1 2016, ladies and kids same-store sales were down 9% and 8%, respectively. The Company attributed the weakness to the fact they had too much packed away merchandise and that they bought too much fashion product a season out that did not resonate with the consumer.

**“She changed what she was looking for and we weren't quick enough or bold enough to get in front of that.” – Jason Mazzola – CEO conference call 5/18/16**

- Citi Trends buys too much inventory and turns decline. Competitors make improvements and take market share with consistently fresher inventory.



Source: Bloomberg Finance L.P., Company public filings; Macellum estimates. CTRN and BURL adjusted for occupancy.

# False Narrative to Explain Deterioration

Macellum CAPITAL MANAGEMENT

- **The Company has latched onto a false narrative to explain the deterioration in its operating results.**
  - **Customers are buying brands -** We believe the Company's female customers is willing to buy branded clothes and fashion at a value price point provided the merchandise represents current fashion trends and relevant fashion brands.
  - **Female spending on apparel is stable -** The Company contends that their customer is spending less on apparel. Evidence points to the contrary. According to the U.S. Department of Commerce, U.S. women's retailers' revenue has increased over 15% since 2009.

| U.S. Trade Data ($MM) | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | % Change |
|---|---|---|---|---|---|---|---|---|---|
| Women's Clothing Retailers | $36,055 | $37,690 | $40,048 | $41,794 | $41,785 | $41,678 | $41,648 | $41,481 | |
| % Growth | - | 4.5% | 6.3% | 4.4% | (0.0%) | (0.3%) | (0.1%) | (0.4%) | 15.1% |

Source: U.S Department of Commerce.

# False Narrative to Explain Deterioration

Macellum CAPITAL MANAGEMENT

— The Company contends that the target customer is struggling economically.

  — Statistics indicate that the core customer should be improving economically.

  — The primary customer demographics of the Company has seen their unemployment rate significantly improve from its peak in 2010.

  — This should have created a tailwind for spending at Citi Trends.

— African American unemployment rate **fell to 8.4% in 2016** compared to 16.0% in 2010.

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Unemployment Rate - Black or African American | 8.9% | 8.3% | 10.1% | 14.8% | 16.0% | 15.8% | 13.8% | 13.1% | 11.4% | 9.6% | 8.4% |

Source: U.S. Bureau of Labor Statistics.

— Hispanic unemployment rate **fell to 5.8% in 2016** compared to 12.5% in 2010.

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Unemployment Rate - Hispanic or Latino | 5.2% | 5.7% | 7.6% | 12.1% | 12.5% | 11.5% | 10.3% | 9.1% | 7.4% | 6.6% | 5.8% |

Source: U.S. Bureau of Labor Statistics.

# Other Self-Inflicted Mistakes Negatively Impacting Results

- **New merchandise categories have not been accretive.**

  — The new categories have only shifted sales from one category to another with no aggregate benefit.

  — These changes have distracted the Company from delivering on its core promise of off-price brands as well as value priced, non-branded basic and fashion apparel for the whole family.

  — New categories also resulted in lower margins.

- **Visual merchandise.**

  — Product displayed on straight racks makes it difficult to shop.

  — Lack of mannequins and four way fixtures to highlight key products.

  — Customer facing spaces do not contain key products.

  — Lack of in-store signage further compromises customers ability to find categories.

- Company does not have a loyalty program.

- Company has under invested in E-commerce business and results are weak.

# Board Misleading Statement Regarding Positive Returns from Strategy

Macellum
CAPITAL MANAGEMENT

**“The Board's Strategy is Showing Results and Creating Positive Stockholder Returns” – Citi Trends Stockholder Letter dated 4/11/17.**

- **Reality**: 2015 and 2016 shows the continued deterioration of value and operational performance.

| | 2015 | 2016 | YoY Change |
|---|---|---|---|
| SALES PER SQUARE FOOT | **122** | **121** | **DOWN 1%** |
| SAME-STORE SALES | **(0.1%)** | **(0.4%)** | **DOWN** |
| OPERATING INCOME | **24** | **19** | **DOWN 21%** |
| EDITDA | **43** | **36** | **DOWN 15%** |
| EPS | **$1.03** | **$0.91** | **DOWN 12%** |
| RETURN ON INVESTED CAPITAL | **7%** | **6%** | **DOWN** |
| | 2YR | 1YR | |
| TOTAL STOCKHOLDER RETURN | **(32%)** | **(9%)** | |

Source: Bloomberg Finance L.P., Company public filings.

# Q4 2016 Results Are a Continuation of Poor Trends NOT Evidence of Successful Strategy

Macellum
CAPITAL MANAGEMENT

- **Despite the Board's claim that their strategy is working, Q4 2016 showed no evidence.**
  - 1st quarter to date same-store sales declined 7%.
  - Gross margins deterioration - fell from 38.4% to 38.1% year-over-year. This was the fourth consecutive quarter that gross margins declined.
  - One time events drove upside - A lower tax rate as well as an insurance settlement reduced operating expenses and drove upside to analysts' expectation. Not improved operational performance.
  - The Ladies business continued to decline.
    - While Q4 2016 increased 3%, it was on top of an 8% decline the prior year.
    - Q4 2016 capped off a 3.5% same-store sales decline and a 37% decline since 2009.
  - Average unit selling prices (AUS) declined again.
    - AUS declined again by 7% in Q4 2016. In total, the AUS is down 23% since 2010.
  - Operating results declined for 2016.
    - Operating income declined to \$18.9 million in 2016 from \$24.2 million in 2015.
    - EPS also declined to \$0.91 compared to \$1.03 in 2015. If the tax rate and share count were the same as the prior year, EPS would have been \$0.82 this year.

# Compounding Merchandising Mistakes

- Board's letter to stockholders dated 4/11/17 indicates further de-emphasizing of branded merchandise.

  **"The Company continues to provide its customers with on-trend, off-price, private label, urban, fashion apparel." – The Citi Trends Board 4/11/17.**

  — This is the first time the Board has discussed the strategy and not mentioned brands at all.

  — We believe Citi Trends' customers will buy the right brands at the right price.

  — We feel that the branded and private label products work symbiotically together with brands providing a pricing and quality "halo" for the private label goods.

- This change also contradicts their recent marketing presentation issued in March 2017 that emphasized brands.

  **" Leading National Brands at Off-Price Values" – March 2017 investor presentation.**

  — We worry that the Board is already making changes to the merchandise strategy in the short period of time since former CEO, Jason Mazzola, has left.

  — We question whether the Board's pivot away from an off-price brand strategy is an attempt to claim that the Company should not be compared to BURL, ROST and TJX, which have significantly outperformed the Company.

# IV. Board Makes Poor Capital Allocation Decisions Which Result in Declining Returns

# Declining Return on Equity and Invested Capital

Macellum CAPITAL MANAGEMENT

- **Return on equity and invested capital.**
  - The Board has made poor capital allocation decisions that have led to declines in Return on Equity ('ROE') and Return on Invested Capital ('ROIC').
  - At the same time, the Board did not invest in projects and initiatives that would have resulted in earnings growth.

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **CTRN** | | | | | | | | | | | |
| **ROE** | 21.14% | 11.09% | 11.73% | 11.61% | 10.80% | (4.99%) | (1.13%) | 0.24% | 4.38% | 7.34% | 6.12% |
| **ROIC** | 19.30% | 9.69% | 10.49% | 11.32% | 10.67% | (5.05%) | (1.15%) | 0.21% | 4.38% | 7.31% | 5.99% |
| | | | | | | | | | | | |
| **TJX** | | | | | | | | | | | |
| **ROE** | 34.91% | 41.29% | 48.31% | 44.85% | 47.43% | 55.47% | 55.47% | 54.14% | 52.16% | 53.15% | 52.13% |
| **ROIC** | 28.30% | 31.78% | 33.19% | 39.36% | 36.22% | 37.80% | 43.36% | 39.77% | 36.59% | 36.40% | 36.13% |
| | | | | | | | | | | | |
| **ROST** | | | | | | | | | | | |
| **ROE** | 27.68% | 27.76% | 31.06% | 41.12% | 44.56% | 46.51% | 48.27% | 44.37% | 43.15% | 42.96% | 42.82% |
| **ROIC** | 22.64% | 22.68% | 26.04% | 35.11% | 38.69% | 41.49% | 44.41% | 41.07% | 37.50% | 35.69% | 36.63% |
| | | | | | | | | | | | |
| **BURL** | | | | | | | | | | | |
| **ROE** | | | | | | | 1.02% | 0.63% | 2.51% | 5.78% | 8.38% |
| **ROIC** | | | | | | | 8.70% | 6.28% | 11.28% | 12.83% | 18.95% |

Source: Bloomberg Finance L.P., Company public filings.

# Return On Invested Capital Declines and Diverges

- Poor investment decisions lead to lower returns. Off-price competitors take advantage of opportunities and drive higher returns.



ROIC Diverage Between CTRN, TJX, ROST and BURL

Source: Bloomberg Finance L.P., Company public filings.

# Low and Declining Inventory Turns

Macellum
CAPITAL MANAGEMENT

- **Company failed to improve inventory turns, demonstrating weak capital discipline.**

**“We are now much better managers of inventory and we are committed to reducing inventory levels and improving inventory productivity.” - R Edward Anderson conference call dated 8/29/07**

— Inventory turn deteriorated since Mr. Anderson made that comment.

— Turns closer to industry norms could result in additional cash of $50 million.

— Slow turn is also a leading cause of weak merchandise margin as excess inventory requires additional markdowns to clear merchandise that is not selling.

— Slow turning merchandise also limits the Company’s ability to provide fresh receipts and newness to its very fashion sensitive customers.

— Off-price peers have done a much better job.

| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | DELTA |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CTRN | 3.43x | 3.62x | 3.77x | 3.64x | 3.46x | 3.50x | 3.31x | 3.45x | 3.53x | 3.39x | 3.56x | 0.13x |
| | | | | | | | | | | | | |
| TJX | 5.34x | 5.20x | 5.39x | 5.81x | 6.06x | 5.90x | 6.21x | 6.56x | 6.72x | 6.37x | 6.42x | 1.08x |
| ROST | 4.34x | 4.45x | 5.20x | 6.08x | 5.85x | 5.63x | 5.99x | 5.97x | 6.04x | 6.14x | 6.26x | 1.92x |
| BURL | - | - | - | - | - | 4.03x | 4.33x | 4.36x | 4.29x | 4.53x | 5.53x | 1.50x |

Source: Bloomberg Finance L.P., Company public filings; Macellum estimates. CTRN and BURL inventory turns adjusted for occupancy.

# Inadequate Share Repurchase

- Putting aside the issue of whether the timing and motivation for a return of capital plan makes sense, we do not believe the amount of the Company's plan is adequate.

  — The Company currently has $114 million in cash on its books currently and targets to maintain an $80 million balance.

  — We believe this balance is excessive considering how accretive an opportunistic repurchase could be at the Company's current stock prices.

  — With a competent Board at the helm, we believe the Company can generate $50 million in cash over the next two years with no improvement in operations and a slight increase in working capital benefits.

  — Accordingly, the time to make an accretive share repurchase greater than $25 million is when the stock is trading at a depressed valuation not after the stock is repriced in the wake of better results.

Macellum CAPITAL MANAGEMENT

# Underspending in Vital Systems

**"Improved systems can improve inventory managements and have improved our systems and we'll continue – we will continue that over time." - R. Edward Anderson conference call dated 8/29/07**

— Despite acknowledging the importance of vital systems, the Board has not supported appropriate capital to systems that are critical to running a successful merchandise strategy.

**"Citi Trends' systems are similar to TJX circa 1996-97."**
**- Former CEO, Mr. Jason T. Mazzola on January 24, 2017 store tour in Pennsylvania**

— The lack of systems is often cited by management as a rationale for underperformance and missed opportunities.

— The Company's systems can not plan the merchandise assortment below a department level.

— Systems, particularly planning and allocation, are a critical element of any retailer's ability to succeed.

— Even now, the Company is slowly upgrading its own, outdated internal systems rather than installing widely used, industry proven technology.

— **Systems are a critical element to increasing inventory turn.**

# Underspending on Store Growth Cedes Market Share to Competitors

Macellum CAPITAL MANAGEMENT

- **Company's store opening program has been erratic.** In last 5 years, they have ceded significant market share.

**"… have concluded that our chain saturation level is close to 1,000 stores".**
**- David Alexander, CEO conference call dated 5/19/10**

— The Company's missteps in execution and capital allocation competitors such as dd's DISCOUNT Stores (a Ross Stores company) have taken advantage of growing their store base successfully.

| Citi Trends Stores | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
| Stores | 277 | 319 | 357 | 403 | 461 | 511 | 513 | 505 | 511 | 521 | 533 |
| % Growth | 18% | 15% | 12% | 13% | 14% | 11% | 0% | (2%) | 1% | 2% | 2% |

| dd's DISCOUNT Stores | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 |
| Stores | 26 | 52 | 52 | 52 | 67 | 88 | 108 | 130 | 152 | 172 | 193 |
| % Growth | 30% | 100% | 0% | 0% | 29% | 31% | 23% | 20% | 17% | 13% | 12% |

Source: Bloomberg Finance L.P., Company public filings.

**"… dd's is opening more stores. We've seen dd's is actually close to us in three or four different places in Florida, and we consider them high-quality competition." - R Edward Anderson conference call dated 11/26/07**

- The Board does not have a consistent track record and strategy to open new stores and should not be trusted to make capital allocation decisions for store growth.

# V. Poor Corporate Governance & Misleading Statements

# Failure to Recruit and Retain CEO

Macellum CAPITAL MANAGEMENT

- **History of failing to recruit and retain qualified CEO and plan for succession.**

**"Mr. Mazzola's departure is a big negative in our view, particularly given the timing." – Patrick McKeever, Managing Director MKM Partners 3/23/17**

  - Mr. Mazzola left the Company to be the Chief Merchant (not CEO) of a 64 store private competitor, Gabriel Brothers, Inc.
  - Despite Mr. Mazzola's recent statements, we believe that it was incumbent on the Board to provide Mr. Mazzola with compelling enough offer to stay.
- **The Board's failure was also apparent in a previous CEO hired, R. David Alexander.**
  - Mr. Alexander was initially hired as President and COO in December 2008 and neither his past experience nor his role as President and COO ever involved merchandising.
  - The Board hastily promoted him to CEO four months after joining the Company.
  - Over the three years he was CEO, Adjusted EBITDA declined 71% from $45.8 million in the trailing twelve months prior to his promotion to $13.5 million in 2011.
- **We believe the incumbent Board's failure to recognize this deficiency is a function of their finance heavy backgrounds and lack of merchandising expertise on the Board.**

# Board Must Be Reconstituted to Search for New CEO

- **Failure to plan for CEO succession.**

  — The Board has also clearly failed at succession planning. In the case of both Mr. Alexander and Mr. Mazzola, the Board was unprepared for their departures.

- **Difficulty in recruiting new candidates.**

  — We fear the Board will struggle to find a qualified, best-in-class CEO candidate until Mr. Anderson is removed as Executive Chairman.

  — Given the circumstances of Mr. Mazzola's departure, we believe few qualified executives will join Citi Trends or want to report to the current Board.

  — We believe the departure of a highly qualified CEO for an apparently lesser role will leave candidates wondering what problems he encountered and they will likely view his explanation with skepticism.

- **Search being conducted by a retired recruiter, John Plummer.**

  — It is hard to conceive why the Board would pull someone out of retirement to conduct such a critical search. Hard to believe a retiree could be current on where the best candidates reside or have an accurate sense of the challenging world retailers are operating in.

- **Given the Board's past failures of managing the CEO role, stockholders should not allow them to make this critical decision unless the Board is reconstituted.**

# Reactive vs. Proactive Board

- **Board's reactive behavior, announced in the middle of this contested election, is a transparent attempt to preserve their jobs.**

  — Board boasts about new program to return capital to stockholders yet fails to mention that they were previously resistant to returning capital to stockholders until we pressured them in our letters.

  — The amount of repurchase is inadequate and falls short of investor demands.

  — Board's previously stated rationale for not buying stock back was their desire to see greater stabilization in the business

  **<ins>It is perplexing that the Board determines the business has the requisite stability in light of the CEOs abrupt resignation and the lack of a succession plan.</ins>**

  — The Board's rationale for keeping $80 million of cash was desire for cash to equal accounts payable.

    — Rationale of accounts payable does not make sense.  Comparable companies have less or no cash and better payable ratios.

|  | Net Cash | Net Cash / Payables | AP / Inventory |
|---|---|---|---|
| CTRN | 114 | 1.5 | 56.0% |
|  |  |  |  |
| Comparable Companies |  |  |  |
| TJX | 1,069 | 0.5 | 61.2% |
| ROST | 715 | 0.7 | 67.5% |
| BURL | (1,049) | (1.6) | 91.2% |

Source:  Bloomberg Finance L.P., Company public filings.

# Excessive Compensation Not Linked to Performance

- **Excessive compensation stems from a Board that lacks independence.**

  — Executive Chairman compensation excessive for a company of this size.

    — In 2015, Mr. R. Edward Anderson, was compensated $877,000 as Executive Chairman.

    — Former CEO, Mr. Mazzola was also compensated $1.5 million.

  — In his most recent stint as CEO, from January 2012 to April 2015, Mr. Anderson was compensated $5.8 million.

    — Adjusted EBITDA averaged $24 million, down significantly from $52 million achieved in 2010.

  — In 2014, Mr. Anderson's received $2.96 million in compensation as CEO.

    — Adjusted EBITDA was $31 million or 47% below the target he set in 2011 while Chairman.

    — Adjusted EBITDA target to achieve that compensation was for growth of only 11%.

    — This was the lowest growth target of the last seven years.

    — The average growth target over that period was 30% with a median of 19%.

  — Mr. Anderson took out $12.3 million in compensation over 11 years while TSR declined 66%.

**This misalignment of performance and compensation, particularly while Mr. Anderson is CEO, is a significant failure of the independent directors.**

# Declining EBITDA Targets Approved by Board

- **Ineffective targets do not lead to growth** – goals do not challenge executives to grow earnings and promote long-term stockholder value.

    — EBITDA target declined 20% over the last 5 years.

    — The Company missed 5 of the last 8 EBITDA targets.

    — The Board's lack of appropriate skill-set contributes to an inability to establish initiatives that will result in higher growth.

    — As shown in the table below, the Board has approved a series of lower targets that follow missed targets the prior year.

| | Incentive Compensation EBITDA Targets ($MM) | YoY Growth Targets | Actual EBITDA $ | YoY Growth Target vs. Actual Prior Year |
|---|---|---|---|---|
| 2016 | $47 | 21% | $36 | 10% |
| 2015 | $39 | 63% | $43 | 24% |
| 2014 | $24 | (1%) | $31 | 11% |
| 2013 | $24 | (13%) | $22 | 19% |
| 2012 | $28 | (53%) | $20 | 105% |
| 2011 | $59 | 4% | $13 | 19% |
| 2010 | $57 | 26% | $49 | 19% |
| 2009 | $45 | 16% | $48 | 15% |

Source:  Bloomberg Finance L.P., Company public filings.

# Problematic Director Compensation

- Citi Trends non-employee directors receive a cash retainer of **$84,000 annually**, which is line with the median cash compensation paid to non-employee directors of large capitalization companies∗. In fact, Citi Trends non employee Directors receive more in cash retainers than the non-employee Directors of The TJX Companies, Ross Stores and Burlington Stores.

  — Citi Trends pays its non-employee directors a greater cash retainer than every single company in its inappropriate proxy peer group.

- Despite Citi Trends **stock losing 66%** of its value since Mr. Anderson initially become Chairman of the Board as well as underperforming all relevant indexes and peers, the Board has increased its non-employee director cash retainer compensation by **more than 350%**.

- Citi Trends paid Mr. Anderson a prorated retainer of $150,000 in 2016 for serving as non-Executive Chairman, which for a small cap company is excessive and is higher than the median retainer paid to non-executive Chairs at large-capitalization companies.∗

- The mix of cash and stock the Board pays itself is too heavily weighted towards cash. It's reliance on cash compensation is far greater than industry standards.

- Citi Trends Board compensates itself in the top quartile of small cap companies almost twice its size.∗

*According to 2016 Fred Cook Director Compensation Report

# Board Misleads Investors Regarding Facts of Settlement Discussions

Macellum
CAPITAL MANAGEMENT

- **Truth about settlement discussions.**
  - **The Board refused to commit to the appointment of any new directors to the Board, including Macellum's nominees.**
    - The Company would only "consider" the addition of up to two new independent candidates on a best efforts basis. They did not agree to appoint any Macellum nominees.
  - The Board was unwilling to consider anything other than an expansion of the Board and simple indicated that no director would resign as part of a settlement agreement.
  - Despite no assurances that any Macellum nominees would be appointed to the Board, the Company demanded that Macellum agree to a non-market, two year standstill.
  - **The Company would only agree to a $40 million Adjusted EBITDA target – a target below the Company's 2015 Adjusted EBITDA level of $43 million and well below the Company's historic highs.**
  - The Board would not consider the addition of a direct stockholder representative to the Board, Jonathan Duskin, the Principal of Macellum.
  - The Board intends to spend up to $2.6 million of stockholders money, or 14% of last year's EBIT, to pursue this contested election.
  - Repeated requests to speak with John S. Lupo, the Company's lead independent director, have been denied. Mr. Anderson communicated that he would be the only point of contact with Macellum.

## Citi Trends Has Problematic Corporate Governance

- Classified Board with directors serving staggered three year terms.

- Stockholders cannot act by written consent.

- Special meetings of stockholders can only be called by stockholders holding 50% or more of the voting power.

- Supermajority voting requirement to amend certain charter and bylaw provisions (66.67%).

- Directors may be removed only for cause.

- Recent proposals to improve corporate governance are reactive and do not go far enough.

  — Stock ownership guidelines for directors increased in March 2017 to 3x annual cash retainer only _after_ our involvement.

  — More robust ownership guidelines call for 5x or more annual cash retainer.

- ISS Ranking of 8 out of 10 (10 being the worst) for governance risk in the Shareholder Rights category for the last three years consecutively.

- Chairman is not independent and lead independent director has over 13 year tenure.

**More Meaningful Governance Change is Needed at Citi Trends**

# Tenure Clouds Independence and Directors Lack Stockholder Alignment

- **Long tenure compromises the Directors' Independence.**

  — Mr. Anderson 16 year tenure.

  — Mr. Hyatt 10 plus year tenure.

  — The independent Directors have an average **tenure of over seven years** with three of the five averaging eleven years.

- **Barbara Levy, when appointed, was not truly independent –** she had worked with Mr. Mazzola at Ideeli, Inc.

- **Independent Directors have minimal stock ownership (only 0.68%) despite long tenure.**

- Citi Trends non-employee directors receive high cash retainers vs. stock awards.

| Independent Director Ownership | % of Shares Outstanding | Tenure (Years) |
|---|---|---|
| Lawrence E Hyatt | 0.20% | 10 |
| Brian P Carney | 0.19% | 9 |
| John S Lupo | 0.17% | 13 |
| Laurens M Goff | 0.09% | 3 |
| Barbara Levy | 0.03% | 1 |
| Total / Average | 0.68% | 7 |

Source: Bloomberg Finance L.P., Company public filings.

# Board's Inappropriate Skill-Set has Led to Failure

- **Multiple times the Board failed to recruit and retain qualified CEOs. Board has not planned for CEO succession. The Board lacks the skills to make an informed decision.**

  — March '09 – Board fails to recruit a qualified CEO. Board fails to have succession plan for Mr. Anderson's retirement and hastily promoted internal candidate after four months at Company.

  — January '12 – Board fails to recruit a CEO and has no succession plan as they remove Mr. Alexander. Mr. Anderson becomes CEO again.

  — March '17 – Board fails to retain qualified CEO. Board fails to prepare a succession plan. CFO becomes Acting CEO.

- **Board is finance heavy and lacks members with retail, merchandising and close-out experience.**

  — Executive Chairman, Mr. Anderson, brings only one perspective to the Board. He serves on no other public boards and his professional experience is only informed by his 16 years at the Company.

  — Messer's Hyatt and Carney are careers CFOs. None of the companies they worked for were apparel or hard goods retailers.

  — Mr. Goff has a private equity background. His fund owns no retail investments and he does not serve on the board of any other retailer.

  — Barbara Levy 's last job as a merchant was at a retailer over 10 years ago. When appointed to the Board she was not truly independent. She had worked with the former CEO at Ideeli, Inc.

  — Mr. Lupo is 70 years old, serves on no other retail boards, and will not be able to stand again due to age limits. His last employment was at Bassett Furniture 17 years ago.

# Nominees Need to be Replaced

Macellum CAPITAL MANAGEMENT

- **Nominee R. Edward Anderson's 16 year tenure provides a lack of fresh perspective.**
  - — Mr. Anderson has served as Citi Trends' leader for 16 years and must be held accountable for poor results.
  - — 66% decline in total stockholder return since becoming Chairman of the Board in May 2006.
  - — Mr. Anderson joined the Company as CEO and a director in 2001 and has no other recent professional experience.
  - — He has also never served on another public company board. It is hard to believe in this period of retail upheaval that such narrow experience can bring meaningful, fresh perspective.
- **Nominee Lawrence Hyatt brings questionable value to the Board.**
  - — Mr. Hyatt has served on the Board for over 10 years.
  - — His career has been in finance and he has no apparel experience, no merchandising experience and no off-price retailing experience other than serving as a director of Citi Trends.
  - — Mr. Hyatt also does not sit on any other public boards which, we believe, severely limits the perspective he can bring to Citi Trends.
  - — Owns a mere 0.2% of outstanding stock, received mainly through stock awards, despite long tenure.
- **These two directors have presided over an extended period of value destruction and deteriorating results and must be replaced.**

# VI. Our Nominees Will Seek to Drive Value Creation

# Executive Summary - Our Nominees vs. Company Nominees

**Macellum**
CAPITAL MANAGEMENT

| Our Nominees | Company Nominees |
|---|---|
| **Truly Independent Directors**<br>✓ Direct stockholder representatives<br>✓ As beneficial owner of ~3.9% of the outstanding stock, Jonathan Duskin's interests are directly aligned with all other stockholders – to maximize the value of the stock.<br>✓ Will bring greater accountability to stockholders | **Long Tenured Directors**<br>• R. Edward Anderson<br>  – NOT independent<br>  – 16 year tenure (10 years as Chairman)<br>• Lawrence Hyatt<br>  – 10 year tenure (third longest serving director)<br>  – Questionable independence<br>• Mr. Hyatt owns only 0.2% of the outstanding stock (acquired through stock grants) despite long tenure |
| **Fresh Perspectives**<br>✓ Mr. Duskin has significant public company board experience in the retail apparel industry<br>✓ Paul Metcalf has significant executive and merchandising experience at BURL, TJX and May Department Stores | **Limited Perspectives**<br>• Neither nominee has served on another public company board<br>• Mr. Anderson has no other recent professional experience besides Citi Trends<br>• Mr. Hyatt has no apparel experience, no merchandising experience and no off-price retailing experience other than serving as a director of Citi Trends |
| **Proven Record of Maximizing Value for Stockholders**<br>✓ The Children's Place experienced a 78% increase in earnings per share and a 104% increase in its stock price during Mr. Duskin's involvement.<br>✓ BURL saw EBITDA increase from $311 million to $445 million and its stock price increase 275% from its IPO price during Mr. Metcalf's tenure as CMO | **Overseen the Destruction of Significant Stockholder Value**<br>• Since May 2006, the Company's stock price has declined 67%<br>• Sales productivity, EBIT margins and EBITDA have declined 23%, 487 basis points, and 461 basis points, respectively, over the same period.<br>• Failed <u>twice</u> now to recruit and retain qualified CEO |

- **Stockholder Mindset** –

  — Macellum is one of the Company's largest stockholders, beneficially owning approximately 3.9% of the outstanding common stock of the Company.

  — As a direct, stockholder representative, Mr. Duskin's interests are directly aligned with all other stockholders – to maximize the value of the stock.

- **Significant Public Company Board Experience** –

  — Currently serves on the board of directors of Christopher & Banks Corporation (CBK).

  — Previously served on the boards of directors of The Wet Seal, Inc. and Whitehall Jewelers Holdings, Inc.

- **Strong Record of Activism and Maximizing Value for All Stockholders** –

  — Macellum ran a successful activist campaign at The Children's Place. From Macellum's initial involvement in March 2015, the company experienced a 78% increase in earnings per share and a 104% increase in its stock price. Estimates for 2017 now stand 117% higher than its 2015 results.

  — Macellum consulted behind the scenes with management and the Board at Perry Ellis to effect meaningful change and encourage a sale process. Over the time of Macellum's active involvement, from May 2014 to December 2014, the stock gained 65% vs the S&P 500 of 7%. It was also reported that the company received two acquisition offers greater than $30 per share, when it had been trading on average at $24 per share.

# Jonathan Duskin

Macellum CAPITAL MANAGEMENT

- **Christopher and Banks -** Macellum ran a successful activist campaign at Christopher & Banks Corporation. Through a negotiated settlement, Mr. Duskin, along with three new directors, joined the seven member board in June 2016. After deteriorating results in Q4 2016, Mr. Duskin and the other new directors pushed the Board to re-hire the former CEO, Joel Waller, in January 2017. During Mr. Waller's prior involvement at CBK, from December 2011 to June 2013, the stock price increased 212% from $2.16 to $6.74.
- **The Wet Seal -** Following a rescue financing Mr. Duskin made at The Wet Seal, Inc. in November 2004 while at Prentice Capital Management, the stock increased from $0.74 per share immediately prior to the time of the investment and peaked over $7.00 per share by December 2006.
  - On September 27, 2012, **ISS Recommended AGAINST the removal of existing Director Mr. Duskin.** Sighting, "Mr. Duskin appears to have a strong grasp of both the sector and the operational challenges the company faces, and should be particularly strong on issues of capital allocation and strategic alternatives."
- **GIII Apparel -** Mr. Duskin funded equity capital to and was issued warrants in GIII Apparel Group LTD in 2006 at $5.06. The stock increased to over $10 within 12 months.
- **History with Distressed Retailers** – At a prior fund, Prentice Capital, a small portion of its $2bn in AUM was dedicated to distressed, speculative and highly leveraged investments where binary outcomes for the equity was expected. Returns were generated in investments across the capital structure. Mr. Duskin's experience with distressed retailers is a major asset to any Board.

# What Others Say About Jonathan Duskin

— "Jon is a great Board member. He understands the critical facets of what makes a retailer function and helps bring that perspective to the Board room. He constantly challenges the executives to focus on what's right for the shareholder."

- Kent Kleeberger, *Chairman of Christopher and Banks, Lead Director of Shoe Carnival Inc., former Chief Operating Officer of Chico's FAS Inc.*

— "Jon's in depth knowledge of retail enables him to challenge the executives with penetrating questions. He is an important agent of change and brings the shareholder perspective to the CBK board room."

- Laure Weil, *Board member of Ultra Stores Inc, Carnival Corp. and Christopher and Banks. Former CFO American Eagle Outfitters Inc., CEO Urban Brands, Inc., CEO Ashely Stewart LLC, and COO New York & Co. Inc.*

— "The changes made to the Board as a results of the settlement with Jon's fund, Macellum, were very positive. Jon's deep understanding of retail and the fresh perspective and caliber the new Board members brought were essential to repositioning and fixing CBK."

- William F Sharpe III, *Christopher and Banks Board Member*

— "I have worked with Jon for many years at many different retailers. He has an extensive understanding of the retail operations and industry dynamics. His insights and analytical approach have been integral to developing the turnaround strategy at CBK."

- Joel N Waller, *CEO Christopher & Banks Corp. Former Chairman/CEO Wilsons Leather Experts, Chairman/President/CEO Wet Seal Inc.*

— "Jon is a student of the retail industry. His ability to assess the landscape and bring that knowledge to the board room is a valuable resource for the company."

- Seth Johnson, *former COO and Board Member of Abercrombie & Fitch Co., former CEO and Board Member Pacific Sunwear of California, currently on Board of Tilly's Inc., and Christopher & Banks Corp.*

# Paul Metcalf

- Significant Executive and Merchandising Experience.

  — Mr. Metcalf served as the Chief Merchandising Officer and Executive Vice President of Burlington Stores, Inc., where EBITDA expanded from $311 million to $445 million during his tenure.

    — The stock priced increased 275% from its IPO price of $16 to over $60 when Mr. Metcalf resigned.

  — Served in several executive positions at TJX Companies, Inc., including Senior Vice President, Chief Merchandising Officer, Women's Apparel and the General Merchandise Manager, Men's Apparel. Grew the Men's business, which had lagged for years, 200 BPS above company trend in first two years as GMM.

  — Served in various merchandising positions within the May Department Stores Company.

  — Currently, established consulting business BEL Retail Advisors for a variety of clients from retail to wholesale to private equity, utilizing 28 years of retail experience to help companies develop growth strategies, build training and development programs, as well as helping outside investors evaluate the overall health and viability of potential purchases.

    — Worked as a consultant and Board member of mid-Atlantic privately held off price retail company, developing a merchant training program, as well as assisting in the sale of the company to a new larger investor. Member of their Board of directors through sale transaction.

- Prior Board Experience.

  — Previously served on the board of directors of Gabriel Brothers, Inc., a discount fashion retailer and privately held competitor of Citi Trends.

# VII. Our Vision – Time for Change

# Improve Sales Growth

- **Improve the Company's merchandising strategy.**

  — We believe the Company must bring back appropriate brands, bought in-season, at close-out prices back to the Company's fashion sensitive customers.

  | CTRN | | 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | 2016 | % Chg. |
  |---|---|---|---|---|---|---|---|---|---|
  | Transactions (est.) | | 0.2% | (6.9%) | 1.0% | 3.4% | 8.7% | 0.6% | (0.5%) | 6.0% |

  Source: Bloomberg Finance L.P., Company public filings; Macellum estimates.

  — Increased penetration of brands and less markdowns should lead to higher AUS.

- **Improve in-store presentations** – We believe there is a significant opportunity to present products in a way that will allow for a better shopping experience and drive higher sales.

- **Introduce a loyalty program to drive higher sales** – We believe it is a critical mistake of this Board to not have a loyalty program for customers.

- **Refocus on core products.**

  — Refocus Citi Trends on delivering off-price brands as well as value priced, non-branded basic and fashion apparel for the whole family rather than diluting the Company's merchandise presentation by investing inventory dollars and valuable floor space in non-core categories that do not resonate with customers.

- **Make a commitment to e-commerce or exit this money losing segment.**

# Increase Inventory Turn

- **Reallocate capital expenditure to improve the Company's systems** – systems, particularly planning and allocation, are a critical to improve inventory turn.

- Increasing inventory turn can:

  — **Drive higher sales** – getting the right product, in the right place, at the right time and price can increase average price points.

  — **Higher merchandise margins** - faster turning merchandise will lead to higher merchandise margins as less inventory will require fewer markdowns to clear slow moving merchandise.

  — **More newness** - most importantly, increasing turn can leave the Company with more capital to purchase newness for its very fashion sensitive customers.

  — **Higher EBITDA** – better sales, lower markdown and higher margins can result in higher EBITDA.

  — **Increase cash** – Company can generate an additional **$50 million of cash** if we close half the gap to its comparable peers.

## Appropriate Store Growth

- **Store growth.**

  — The Company believes that they can have over 800 stores nationally.

  — ~80% of customers don't have credit cards.

    — Limits their ability to shop on line.

    — Necessitates stores visits.

  — Off-price retailers, with natural protection from internet competition and off mall locations are one of the few category of retailers that can profitably grow stores.

  — Our nominees would seek to pursue a strategy of store expansion and balance new markets with fill-in locations in existing markets to maximize brand awareness and leverages scale in penetrated markets.

  — Potential to test C and D mall to take advantage of real estate disruption caused by multiple bankruptcies.

    — Landlord are desperate to keep lights on and are offering extraordinary lease terms.

# Appropriate Share Repurchases

- **Increase size of share repurchases.**

  — Recent repurchase announcement inadequate and our nominees would seek to increase its size.

  — We agree that apparel retailers need to have a strong balance sheet. However, given Citi Trend's depressed valuation, we believe the Company should apply its excess cash to accretive share repurchases.

  — The Company ended 2016 with $114 million in cash and securities.

     — With modest improvement in the business, we believe the Company could end 2019 with over $170 million in cash.

     — With the initiatives highlighted previously and stability of the business, the Company is in a strong position to execute a substantial share repurchase on an accelerated basis.

     — We believe these share repurchases would be highly accretive and would help the Company to achieve our target of more than doubling its share price.

  — Our nominees would seek to allocate more money to share repurchases and less to dividends. Repurchases create permanent long term value for stockholders.

# Explore Sale Transaction to Ensure Value Maximizes

- **Explore sale transaction.**

  — We are confident that there is an opportunity to increase operating results materially at Citi Trends.

  — However, unlike the present Board, our nominees would not be opposed to exploring a sale to create value.

  — We feel that in the absence of a best-in-class CEO candidate, the Company needs to begin exploring a sale of the business.

  — Further, in the event that the Company's initiatives do not bear fruit, we believe a sale of the Company needs to be contemplated.

  — The Company's unique market position, balance sheet and valuation make it a very accretive acquisition candidate for a strategic or financial buyer.

  — We would also observe that two privately held competitors, Gabriel Brothers and Forman Mills were recently acquired by financial buyers at material premiums to where Citi Trends trades.

# Significant Opportunity to Create Value

- **Significant opportunity to create value.**

  - <u>We believe the Company's stock price can more than double to over $35-37 per share if the Company can achieve $54.4 million in EBITDA by achieving the following milestones:</u>

    - Aggregate sales of $800 million – equates to sales per square foot of $124.

    - EBIT Margins of 4.7% – this compares to the Company's recent historical peak of 5.3% in fiscal 2009 and margins of 2.9% in fiscal 2016.

    - Store growth of 3.5-3.7% annually over the next three years.

  - Using an EBITDA multiple target of 6.5x to 7.0x (compared to the Company's current EBITDA multiple of 4.4x and the Company's' peer group which trades on average at 11x EBITDA), will drive an enterprise value of approximately $353-$380 million.

  - An increase in cash of over $50 million plus a higher enterprise value could achieve a Company stock price of $35-$37 per share.

# VIII. Conclusion

# Time for Change

- **Board has put up barriers to prevent stockholders from having the facts before making a decision.**

  — Rather than engage in a substantive dialogue, the Company has gone through the motions.

  — The Board summarily rejected adding a stockholder representative to the Board.

  — The Company appears content spending stockholders' money defending the status quo and own jobs.

- Mr. Anderson and the Board need to be held accountable for long track record of poor performance.

- Stockholders can not let the Board decide on the Company's next CEO given their history of recruiting and retention failure.

- Quality CEO candidates will not report to this dysfunctional Board.

- Stockholders needs a Board with fresh perspective to drive growth and value creation.

- Stockholders need representatives that will deploy capital in an accretive manner.

- Stockholders need a Board that will set incentive targets which will result in value creation.

- Stockholders need independent directors with significant ownership that are aligned.

- Our nominees are seasoned industry executives with excellent track records for creating value.

- Citi Trends nominees can't be trusted to act in stockholders' best interest and will maintain the status quo.

# Appendix

# Jonathan Duskin Bio

Macellum CAPITAL MANAGEMENT

- **Jonathan Duskin**, age 49, has served as Chief Executive Officer of Macellum Capital Management, LLC, which operates a New York-based pooled investment fund, since July 2009, and as the sole member of Macellum Advisors GP, LLC, which is the general partner of Macellum SPV III, LP, since September 2011. From January 2005 to February 2008, Mr. Duskin served as a Managing Director and Partner at Prentice Capital Management, LP, an investment management firm. From March 2002 to January 2005, Mr. Duskin was a Managing Director at S.A.C. Capital Associates LLC, a New York-based hedge fund. From January 1998 to January 2002, Mr. Duskin was a Managing Director at Lehman Brothers Inc., an investment bank, and served as Head of Product Management and Chairman of the Investment Policy Committee within the Research Department. Mr. Duskin currently serves on the board of directors of Christopher & Banks Corporation (NYSE:CBK), since June 2016. Mr. Duskin previously served on the boards of directors of Furniture.com, The Wet Seal, Inc. and Whitehall Jewelers, Inc. Mr. Duskin holds a B.A. in Finance and Economics from the University of Massachusetts at Amherst.
- Macellum believes Mr. Duskin will bring considerable business, financial services and retail investment expertise, having provided financial and investment banking services to a variety of public and private companies. Macellum also believes that Mr. Duskin's prior service on the boards and committees of public companies and his familiarity with the retail industry will make him a valuable addition to the Board

# Paul Metcalf Bio

- **Paul Metcalf**, age 56, is currently the owner and principal of BEL Retail Advisors, a business consulting firm that specializes in retail development and strategy, which he founded in May 2015. From April 2012 to March 2015, Mr. Metcalf served as the Chief Merchandising Officer and Executive Vice President of Burlington Stores, Inc. (NYSE:BURL), an off-price department store retailer. From October 2006 to December 2011, Mr. Metcalf served in several executive positions at TJX Companies, Inc. (NYSE:TJX), a discount retailer of apparel and home fashions, including Senior Vice President, Chief Merchandising Officer - Women's Apparel from October 2008 to December 2011, and from October 2006 to October 2009, Mr. Metcalf was the General Merchandise Manager, Men's Apparel. Previously, from June 1987 to May 2006, Mr. Metcalf worked in various merchandising positions within The May Department Stores Company, an American department store holding company. Mr. Metcalf also served on the board of directors of Gabriel Brothers, Inc., a discount and off-price department store, from August 2016 until its sale in February 2017. Mr. Metcalf holds a B.S. in Finance from the University of Buffalo.

- Macellum believes Mr. Metcalf's expertise in retail development and strategy and extensive, direct executive experience in the discount apparel market will make him a valuable asset to the Company's Board.